Exhibit 99.1

Founder Group Limited Announces Landmark RM1.16 billion [USD276 million] 310 MWp Solar-Plus-Storage Project in Sarawak, Anchoring Regional Green Data Centre

Kuala Lumpur, Malaysia – [September 26, 2025] – Founder Group Limited (NASDAQ: FGL)(“FGL” or “the Company”), today announced the execution of a Heads of Agreement with Planet QEOS Sdn. Bhd. for the joint development of a pioneering, large-scale renewable energy facility in Sarawak, Malaysia with estimated value of up to RM1.16 billion [USD276 million]. This initiative forms a critical component of the wider Baram DeepTech Energy Programme.

Unprecedented Capacity and Development Value

The facility is slated to be among the largest clean energy developments in the region, encompassing a 310 MWp ground-mounted solar photovoltaic (PV) power plant and a massive 620 MWh Battery Energy Storage System (BESS). The FGL-led consortium is also committing to development of a 200 MW Tier-4 Green Data Centre Park (SDCP) on 350 acres in Baram.

This project represents Malaysia’s first “firm” solar power plant, designed to provide continuous, dispatchable renewable electricity comparable to conventional gas and hydropower sources. This landmark capability marks a critical step forward in Malaysia’s clean energy ambitions. FGL’s consortium contributes significant technical expertise to ensure financial viability, and all parties will work together to obtain regulatory approvals, achieve financial close, and execute definitive agreements, including the Power Purchase Agreement (PPA).

Driving Economic and Digital Transformation

FGL’s activities include areas outside of power generation, positioning the Company as a key enabler of Sarawak’s digital economy goals. The FGL-led consortium, together with its data centre partner, is also planning the development of a 200 MW Tier-4 Green Data Centre Park (SDCP) on 350 acres in Baram.

The development of green digital infrastructure is expected to generate over RM1 billion in foreign direct investment (FDI) and is designed to leverage the new solar power for truly sustainable operations. This initiative aims to support sustained digital economy growth in the region.

Through these initiatives, the project directly supports the regional vision for Sarawak to be positioned as the “Battery of Asean” and a major exporter of clean electrons, contributing to the state’s ambitious target of achieving 10 GW generation capacity by 2030. The Baram Special Energy Zone (SEZ) aims to drive long-term industrial growth and rural development.

Management Commentary

Lee Seng Chi, Chief Executive Officer of Founder Group Limited, stated “This collaboration demonstrates FGL’s commitment to investing in large-scale infrastructure focused on sustainable returns and profound economic impact. By pairing 310 MWp of firm solar power with a massive 620 MWh battery energy storage system, we are not only addressing clean energy demand but are also facilitating the development of a major RM 1 billion-plus Green Data Centre Park, positioning Sarawak at the forefront of Asean’s green digital transition.”

About Founder Group Limited

Founder Group Limited is a pure-play, end-to-end EPCC solutions provider for solar PV facilities in Malaysia. The company’s primary focus is on two key segments: large-scale solar projects and commercial and industrial (C&I) solar projects. The company’s mission is to provide customers with innovative solar installation services, promote eco-friendly resources and achieve carbon neutrality.

For more information on the Company, please visit https://www.founderenergy.com.my/.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

CONTACT INFORMATION:

For media queries, please contact:

Founder Group Limited
info@founderenergy.com.my

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: (646) 893-5835
Email: info@skylineccg.com